SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: July 30, 2014

List of materials

Documents attached hereto:

i) Press release announcing Notice Regarding Application to Delist from the London Stock Exchange

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

July 30, 2014

Notice Regarding Application to Delist
from the London Stock Exchange

Tokyo, Japan – At the Board of Directors’ Meeting held today, Sony Corporation (“Sony”) resolved to make an application to each of the UK Listing Authority and the London Stock Exchange for the cancellation of the listing of Sony’s shares of common stock (including depositary receipts representing such shares; hereinafter the same shall apply) on the Official List and the cancellation of admission to trading of such shares on the Regulated Market of the London Stock Exchange (together, the “delisting” of such shares).  Related matters in this regard are as follows:

1. Reasons for delisting:

The trading volume of Sony’s shares on the London Stock Exchange has been extremely low.  Sony believes that this delisting would cause no substantial inconvenience to Sony’s shareholders and investors.

2. Stock exchanges on which Sony’s shares will continue to be listed:

Tokyo Stock Exchange and New York Stock Exchange.

3. Date of Delisting Application:

July 30, 2014.

4. Schedule:

The delisting of Sony’s shares is expected to take effect on or around August 29, 2014.  The admission of Sony’s Zero Coupon Convertible Bonds due 2017 to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange will be continued.